UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38533

EIDOS THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

101 Montgomery Street, Suite 2000

San Francisco, CA 94104

(415) 887-1471

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

* On January 26, 2021, pursuant to the Agreement and Plan of Merger, dated as of October 5, 2020 (the “Merger Agreement”), by and among BridgeBio Pharma, Inc. (“BridgeBio”), Eidos Therapeutics, Inc. (the “Registrant”), Globe Merger Sub I, Inc. (“Merger Sub I”) and Globe Merger Sub II, Inc. (“Merger Sub II”), Merger Sub I merged with and into the Registrant (the “Initial Merger”), with the Registrant surviving the Initial Merger, and thereafter the Registrant merged with and into Merger Sub II (the “Subsequent Merger”), at which time the separate corporate existence of the Registrant ceased, with Merger Sub II surviving the Subsequent Merger as an indirect and wholly owned subsidiary of BridgeBio under the name “Eidos Therapeutics, Inc.”

Pursuant to the requirements of the Securities Exchange Act of 1934, Eidos Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 5, 2021	EIDOS THERAPEUTICS, INC.

	By:	/s/ Neil Kumar
	Name:	Neil Kumar
	Title:	Chief Executive Officer